Exhibit 99.3

NOVADAQ TECHNOLOGIES INC.	9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting of Shareholders to be held on May 22, 2013

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1.	Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). A person appointed as your proxyholder must be present at the meeting to vote.

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, the persons whose names are printed herein will vote the proxy as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

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8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:30 a.m., Toronto Time, on May 17, 2013.

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Appointment of Proxyholder

I/We being holder(s) of Novadaq Technologies Inc. (the “Company”) hereby appoint: Dr. Arun Menawat, Director, President and Chief Executive Officer of the Company, or failing this person, Mr. Stephen Purcell, Chief Financial Officer of the Company,	OR	Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Novadaq Technologies Inc. to be held at the offices of Stikeman Elliott, 199 Bay Street, Commerce Court West, 53rd Floor, Toronto, Ontario M5L 1B9 in the Main Boardroom on May 22, 2013 at 9:30 a.m. (Toronto time) and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS OF MANAGEMENT ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1.	Election of Directors

	For	Withhold		For	Withhold		For	Withhold

01. DR. ARUN MENAWAT	☐	☐	02. AARON DAVIDSON	☐	☐	03. ANTHONY GRIFFITHS	☐	☐

04. HAROLD O. KOCH, JR.	☐	☐	05. WILLIAM A. MACKINNON	☐	☐	06. G. STEVEN BURRILL	☐	☐	____ Fold

For	Withhold

2. Appointment and Remuneration of Auditors

      To appoint Ernst & Young LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year, and that the Board be authorized to fix the auditors’ remuneration.

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Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date
I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, the Management Nominees will vote this Proxy as recommended by Management.		DD / MM / YY

Interim Financial Statements – Mark this box if you would like to receive interim financial statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Report – Mark this box if you would NOT like to receive the Annual Report and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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